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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144/A NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	SEC USE ONLY

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER Guaranty Bancshares, Inc.	(b) IRS IDENT. NO. 75-1656431	(c) S.E.C. FILE NO. 001-38087

1(d) ADDRESS OF ISSUER	CITY	STATE	ZIP CODE	(e) TELEPHONE NO
				AREA CODE	NUMBER
16475 Dallas Parkway, Suite 600	Addison	TX	75001	903	572-9881

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS	(STREET,	CITY,	STATE,	ZIP CODE)
Martin Bell	Director/Officer	16475 Dallas Parkway, Suite 600, Addison, Texas 75001

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))

Common Stock	TD Ameritrade, Inc. 200 South 108th Ave. Omaha, NE 68154		5,603(1)	$138,506(2)	11,547,443	(3)	NASDAQ

INSTRUCTIONS:
1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d)	Issuer’s address, including zip code
	(e)	Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold
	(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
	(f)	Approximate date on which the securities are to be sold
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required

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TABLE I—SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Name of Acquisition Transaction	Name of Person From Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	08/20/2014	Stock Dividend	Guaranty Bancshares, Inc.	22,520	N/A	N/A

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of the Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Martin C. Bell	Common Stock	11/29/2019	1,000	$32,732.52
Martin C. Bell	Common Stock	12/02/2019	1,000	$32,253.43
Martin C. Bell	Common Stock	12/03/2019	1,000	$32,009.79
Martin C. Bell	Common Stock	12/04/2019	1,000	$32,211.55
Martin C. Bell	Common Stock	12/05/2019	1,000	$32,245.69
Martin C. Bell	Common Stock	12/06/2019	1,000	$32,405.80
Martin C. Bell	Common Stock	12/09/2019	1,000	$32,635.00
Martin C. Bell	Common Stock	12/10/2019	1,000	$32,583.32
Martin C. Bell	Common Stock	12/11/2019	1,000	$32,530.60
Martin C. Bell	Common Stock	12/12/2019	1,000	$32,931.19

Remarks:

(1)

The reporting person is filing this Amendment to the Form 144 originally filed on January 24, 2020 (“Original Form 144”) in order to reflect that any sales will occur under a Rule 10b5-1 trading plan and change the date of approximate sale. The reporting person filed the Original Form 144 for the proposed sale of 5,603 shares between January 27, 2020 and March 14, 2020, however, none of the shares have been sold as of the date of this Amendment. On March 9, 2020, the reporting person entered into a Rule 10b5-1 trading plan with TD Ameritrade, Inc., which contemplates the sale of up to 5,603 shares of the Issuer’s common stock from April 24, 2020 to December 31, 2020 under the parameters set forth in the plan.

(2)	Based on closing market price of $24.72 on March 11, 2020.
(3)

Any sales by the reporting person will occur under the terms of a Rule 10b5-1 trading plan, which contemplates the sale of up to 5,603 shares of the Issuer’s common stock from April 24, 2020 to December 31, 2020 under certain specified conditions.

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

March 12, 2020 Date of Notice	/s/ Randall R. Kucera, as attorney in fact (Signature)

March 9, 2020 Date of Plan Adoption or Giving of Instruction, if Relying on Rule 10b5-1.	The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)